


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

June 7, 2005

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
JUN 09 2005
WASH. D.C.
209
SECTION

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Purchase of Assets from a Subsidiary)should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

Sean Kim
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7531
Fax) +82-2-727-7427
Email) seanway.kim@samsung.com


SAMSUNG

ELECTRONICS


SEC MAIL
JUN 0 9 2005
WASH. D.C.

Purchase of Assets from a Subsidiary

On June 2, 2005, the management committee authorized a purchase of digital audio assets from Bluetek (100% owned subsidiary of Samsung Electronics).

▫ **Details**

- Transaction amount: KRW 6,773,000,000 (USD 6,720,580)
  * Exchange rate : USD 1 = KRW 1,007.8 (as of June 3, 2005)
- Purpose: To build up the digital AV business in anticipation of the digital convergence.